Exhibit 1
Joint Filing Agreement,
Dated as of April 30, 2009
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Attiazaz “Bob” Din, Naureen Din and the Mediha M. Din Irrevocable Trust on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of common stock, par value $0.001 per share, of En Pointe Technologies, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30th day of April, 2009.

/s/ Attiazaz “Bob” Din
Attiazaz “Bob” Din

/s/ Naureen Din
Naureen Din

Mediha M. Din Irrevocable Trust

By: /s/ Jacob Stettin
Name: Jacob Stettin
Title: Trustee